UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 09, 2015

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

 Directorate Change - dated 09 November 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: November 09, 2015

By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: November 09, 2015
By: /s/ Marie Smith
----------------------
Marie Smith
Assistant Secretary

9 November 2015

Barclays PLC

Sir Gerry Grimstone appointed as a Director to succeed Sir Michael Rake as Senior Independent Director and Deputy Chairman

Barclays PLC and Barclays Bank PLC ("Barclays") announce that Sir Gerry Grimstone has been appointed as a non-executive Director of Barclays with effect from 1 January 2016 and will succeed Sir Michael Rake as Senior Independent Director and Deputy Chairman with effect from 1 January 2016.

Sir Michael Rake will step down as a Director at Barclays with effect from 31 December 2015.

Sir Gerry Grimstone has been Chairman of Standard Life plc since May 2007, having previously been appointed Deputy Chairman in March 2006.  Sir Gerry is also an Independent Non-Executive Board Member of Deloitte LLP and the Lead Non-Executive at the Ministry of Defence.

Previously, Sir Gerry spent 13 years with Schroders in London, Hong Kong and New York, and was Vice Chairman of Schroders' worldwide investment banking activities.  Since then he has served on the boards of Bridgewell Group Limited, F&C Global Smaller Companies plc and more recently of Wilmington Capital Limited, Candover Investments plc and TheCityUK.  He is also an Advisor to the Abu Dhabi Commercial Bank, which is one of the largest commercial banks in Abu Dhabi.

In addition he has held various positions in the public sector, including at the Department of Health and HM Treasury, and has served on the boards of commercial companies such as Aggregate Industries plc and Dairy Crest plc.  He is also a member of the governing bodies of the Financial Services Trade and Investment Board and the Shareholder Executive.

Commenting, John McFarlane said, "I am delighted that Sir Gerry Grimstone has accepted the Board's invitation to join Barclays and to become Deputy Chairman and Senior Independent Director.  Sir Gerry commands great respect within the financial services industry and will bring immense experience, integrity and knowledge to the role.

I would like to thank Sir Michael Rake on behalf of the Boards of Barclays PLC and Barclays Bank PLC for his dedicated service and commitment over eight years as a director, including being Senior Independent Director since October 2011 and Deputy Chairman since July 2012.  His wise counsel and advice have been invaluable in helping Barclays steer its way through a challenging period for the sector.  I am particularly grateful to Mike for successfully overseeing the appointment of a new Chief Executive in Jes Staley."

Sir Gerry Grimstone commented, "I am immensely looking forward to joining the Barclays Boards and to playing my part in delivering Barclays' strategic priorities.  I am particularly looking forward to supporting John McFarlane and Jes Staley as they seek to complete the cultural transformation of Barclays and accelerate the delivery of sustainable shareholder returns."

Sir Michael Rake stated, "The last eight years have been an eventful and difficult period for the banking industry.  However, Barclays is emerging in a stronger position and I am very confident that it will succeed and prosper under its new leadership.  I wish it well for the future."

There are no other details that are required to be disclosed in respect of Sir Gerry Grimstone's appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority save as disclosed in this announcement.

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Will Bowen
+44 (0)20 7116 4943	+44 (0)20 3134 7744

About Barclays
Barclays is an international financial services provider engaged in personal, corporate and investment banking, credit cards and wealth management with an extensive presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With 325 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.home.barclays